Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 54,674,174.05	0.0001531	$ 8,370.62
Fees Previously Paid
	Total Transaction Valuation:	$ 54,674,174.05
	Total Fees Due for Filing:			$ 8,370.62
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 8,370.62
Offering Note
[1]	50% Shares outstanding as of July 25, 2025, multiplied by 98% of the NAV from July 25, 2025. Then it was multiplied that by the fee rate above.